December 11, 2008

Douglas P. Dick, Esq.
Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006-2401

Re: PIMCO ETF Trust
        File Nos. 333-155395 and 811-22250

Dear Mr. Dick:

On November 14, 2008, you filed a registration statement on Form N-1A for the PIMCO ETF Trust in connection with the offering of its initial series, PIMCO 1-3 Year U.S. Treasury Index Fund. For convenience, we generally organized our comments using headings, page numbers, and defined terms from the registration statement.

Prospectus

Summary Information, page 3

1. The disclosure in this section precedes the Risk/Return Summary which begins on page 5 of the prospectus. Please delete this disclosure or move it to a section of the prospectus following the Risk/Return Summary. **See** General Instruction C.3(a) of Form N-1A.

Principal Investments and Strategies, page 5

2. Please add disclosure to this section to clarify that substantially all of the fund's assets will be invested in the Underlying Index. **See** Investment Company Act Release No. 24828 (Jan. 17, 2001) (adopting release for Rule 35d-1).

3. Disclosure in the second sentence of the fourth paragraph states that the fund invests 25% or more of its assets in a particular industry or group of related industries to approximate the Underlying Index's concentration in the same industry or group of related industries. The reference to industry concentration is inapplicable to the Underlying Index because the U.S. government and its agencies and instrumentalities are not considered an industry for purposes of the fund's fundamental policy on industry concentration. Therefore, please delete the disclosure.

Principal Risks, page 6

4. Please provide a concise summary of each of the risks that currently are merely identified in this section. **See** Item 2(c)(1) of Form N-1A.

Fees and Expenses of the Fund, page 6

5. Please disclose in a footnote to the fee table the standard creation and redemption transaction fees associated with the purchase or redemption of a Creation Unit.

6. Disclosure in the prospectus states that the fund may invest in other investment companies. Please add the sub-caption, Acquired Fund Fees and Expenses, to the Annual Fund Operating Expenses portion of the fee table disclosing the fees and expenses the fund expects to incur indirectly as a result of the fund's investments in other investment companies. **See** Instruction 3(f)(i) to Item 3 of Form N-1A.

7. Please revise footnote (3) to increase to at least one year PIMCO's contractual agreement to waive its management fee or reimburse a portion of the fund's expenses. Alternatively, please delete the line items Expense Reduction and Net Annual Fund Operating Expenses from the fee table.

Management Fee, page 10

8. Please revise the penultimate paragraph to disclose the period covered by the fund's annual or semi-annual report to shareholders. **See** Item 5(a)(1)(iii) to Form N-1A.

<u>**Statement of Additional Information**</u>

Procedures for Creating Creation Units, page 23
Placement of redemption Orders, page 26

9. Earlier disclosure states that where the Trust requires Deposit Securities instead of the Cash Component for purchases of a Creation Unit, the investor may request and Trust may also require the substitution of a "cash-in-lieu" amount to replace any Deposit Security of the fund that is a non-deliverable instrument. Disclosure in each of these sections states further that orders to create Creation Units and orders to redeem Creation Units , including "cash-in lieu" orders, should be received by the fund's Distributor no later than 2:00 p.m. Eastern time in order to be priced at the fund's NAV next calculated at the fund's Closing Time (4:00 p.m. Eastern time). Due to the 2:00 p.m. cut-off, orders received by the Distributor after 2:00 p.m. would be priced the next day and not at the fund's NAV next calculated at Closing Time of the same day. Please revise the disclosure in each of the above sections where appropriate to clarify that all orders to create or redeem Creation Units will be priced at the fund's Closing Time (4:00 p.m. Eastern time). **See** Rule 22c-1 under the Investment Company Act of 1940.

<u>**General Comments**</u>

10. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

11. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

12. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

13. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

14. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

15. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *   *

Please direct any questions you may have regarding the filing or this letter to me at 202.551.6956.

Sincerely,

Brion R. Thompson
Senior Counsel